EXHIBIT 99.1


                               SEABRIDGE GOLD INC.


                                  NEWS RELEASE

TRADING SYMBOLS:  TSX-V: SEA                              FOR IMMEDIATE RELEASE
                  AMEX: SA                                    AUGUST 12, 2005


                  INTERIM FINANCIAL STATEMENTS - JUNE 30, 2005

Toronto (Canada) - The Company has filed on SEDAR at www.sedar.com its Management's Discussion and Analysis and Financial Statements for the three months ended June 30, 2005.

For the full management discussion and financial statements please visit: http://www.seabridgegold.net/2005-Q2.pdf
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2ND  QUARTER HIGHLIGHTS

o Courageous Lake drill program expands strike length of FAT deposit to the north and south

o    Falconbridge mobilizes to drill four new targets at Kerr-Sulphurets

o    All outstanding warrants exercised for proceeds of $862,500

MINERAL INTEREST ACTIVITIES

For the three-month period ended June 30, 2005, the Company incurred net expenditures of $472,000 on mineral interests compared to $829,000 in the same period of 2004. The majority of expenditures in 2005 were made on the Courageous Lake property where the drilling and analyses work was being completed from the first quarter. The exploration program confirmed extensions to the north and south of the existing FAT deposit. Work also continued on the independent engineering study to define preliminary economic parameters of the FAT deposit. In addition during the 2005 quarter an examination of the Pacific Intermountain Gold properties was undertaken to enable these properties to be joint ventured or the subject of detailed exploration by the Company.

FINANCIAL RESULTS

During the three months ended June 30, 2005, the Company incurred a net loss of $384,000 or $0.01 per share compared to $517,000 or $0.02 per share in the same period of 2004. Management expenses were slightly higher in the 2005 period due to increased compensation initiated later in 2004. Overall expenses were lower in the 2005 period as the 2004 period contained expenses of listing fees, consultants, professional fees and investor communications activity related to the listing of the Company's shares on the American Stock Exchange.

During the six months ended June 30, 2005, the Company reported a net profit of $39,000 compared to a loss of $408,000 or $0.01 per share in the same period of 2004. The expenditures in both periods were offset by the recognition of income tax recoveries ($821,000 in 2005 and $563,000 in 2004) relating to the renouncing of Canadian Exploration Expenditures to the investors of flow-through financings. Without the tax recoveries, the losses for the periods were $782,000 in 2005 and $971,000 in 2004. Management expenses were slightly higher in the 2005 period due to increased compensation initiated later in 2004. In the 2004

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            172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3
               Telephone: (416) 367-9292 Facsimile: (416) 367-2711


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period, there were higher expenses of listing fees, consultants, professional fees and investor communications activity related to the listing of the Company's shares on the American Stock Exchange. In the 2004 period, there were stock options grants valued at $103,000. Also in the 2004 period, a subsidiary of the Company sold shares which it had received on optioning out a mineral property resulting in a gain of $75,000 offset by $19,000 representing the minority interest in the gain.

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Seabridge has acquired a 100% interest in eight North American gold projects, subject to earn-in rights of up to 65% at its Kerr-Sulphurets project and up to 62.5% at its Quartz Mountain project held by potential partners. For a breakdown of the Company's mineral resources by project and resource category please see http://www.seabridgegold.net/Resource.htm.


ALL RESOURCE ESTIMATES REPORTED IN THIS DISCLOSURE ARE CALCULATED IN ACCORDANCE WITH THE CANADIAN NATIONAL INSTRUMENT 43-101 AND THE CANADIAN INSTITUTE OF MINING AND METALLURGY CLASSIFICATION SYSTEM. THESE STANDARDS DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION. MINERAL RESOURCES WHICH ARE NOT MINERAL RESERVES DO NOT HAVE DEMONSTRATED ECONOMIC VIABILITY.

STATEMENTS RELATING TO THE ESTIMATED OR EXPECTED FUTURE PRODUCTION AND OPERATING RESULTS AND COSTS AND FINANCIAL CONDITION OF SEABRIDGE, PLANNED WORK AT THE COMPANY'S PROJECTS AND THE EXPECTED RESULTS OF SUCH WORK ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE GENERALLY, BUT NOT ALWAYS, IDENTIFIED BY WORDS SUCH AS THE FOLLOWING: EXPECTS, PLANS, ANTICIPATES, BELIEVES, INTENDS, ESTIMATES, PROJECTS, ASSUMES, POTENTIAL AND SIMILAR EXPRESSIONS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE REFERENCE TO EVENTS OR CONDITIONS THAT WILL, WOULD, MAY, COULD OR SHOULD OCCUR. INFORMATION CONCERNING EXPLORATION RESULTS AND MINERAL RESERVE AND RESOURCE ESTIMATES MAY ALSO BE DEEMED TO BE FORWARD-LOOKING STATEMENTS, AS IT CONSTITUTES A PREDICTION OF WHAT MIGHT BE FOUND TO BE PRESENT WHEN AND IF A PROJECT IS ACTUALLY DEVELOPED. THESE FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE AT THE TIME THEY ARE MADE, ARE INHERENTLY SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION: UNCERTAINTIES RELATED TO RAISING SUFFICIENT FINANCING TO FUND THE PLANNED WORK IN A TIMELY MANNER AND ON ACCEPTABLE TERMS; CHANGES IN PLANNED WORK RESULTING FROM LOGISTICAL, TECHNICAL OR OTHER FACTORS; THE POSSIBILITY THAT RESULTS OF WORK WILL NOT FULFILL PROJECTIONS/EXPECTATIONS AND REALIZE THE PERCEIVED POTENTIAL OF THE COMPANY'S PROJECTS; UNCERTAINTIES INVOLVED IN THE INTERPRETATION OF DRILLING RESULTS AND OTHER TESTS AND THE ESTIMATION OF GOLD RESERVES AND RESOURCES; RISK OF ACCIDENTS, EQUIPMENT BREAKDOWNS AND LABOUR DISPUTES OR OTHER UNANTICIPATED DIFFICULTIES OR INTERRUPTIONS; THE POSSIBILITY OF ENVIRONMENTAL ISSUES AT THE COMPANY'S PROJECTS; THE POSSIBILITY OF COST OVERRUNS OR UNANTICIPATED EXPENSES IN WORK PROGRAMS; THE NEED TO OBTAIN PERMITS AND COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS AND OTHER GOVERNMENT REQUIREMENTS; FLUCTUATIONS IN THE PRICE OF GOLD AND OTHER RISKS AND UNCERTAINTIES, INCLUDING THOSE DESCRIBED IN THE COMPANY'S ANNUAL INFORMATION FORM FILED WITH SEDAR IN CANADA (AVAILABLE AT WWW.SEDAR.COM) FOR THE YEAR ENDED DECEMBER 31, 2004 AND IN THE COMPANY'S 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (AVAILABLE AT WWW.SEC.GOV/EDGAR.SHTML).

FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS, ESTIMATES AND OPINIONS OF THE COMPANY'S MANAGEMENT OR ITS INDEPENDENT PROFESSIONAL CONSULTANTS ON THE DATE THE STATEMENTS ARE MADE.


For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   o  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email: info@seabridgegold.net
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   The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.